Exhibit 1.02

OM Group, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

This Conflict Minerals Report (“Report”) for the year ended December 31, 2013 is presented to comply with Conflict Minerals Rule 13p-1 under the Securities Exchange Act of 1934 (“Conflict Minerals Rule” or “Rule”). The Conflict Minerals Rule was adopted by the Securities and Exchange Commission (“SEC”) related to substances currently defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “conflict minerals” or “3TG”) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Conflict Minerals Rule imposes certain reporting and disclosure obligations on SEC registrants whose manufactured products contain 3TG which are necessary to the functionality or production of their products.

If a registrant can establish that its necessary 3TG originated from sources other than the Democratic Republic of the Congo or an adjoining country (“covered countries”), or are from recycled and scrap sources, it must submit a Form SD which describes its reasonable country of origin inquiry (“RCOI”). If a registrant has reason to believe that any of its necessary 3TG may have originated in the covered countries, then the registrant must exercise due diligence on the 3TG source and chain of custody. As long as it is covered by the Rule, the registrant must annually submit a Report to the SEC that includes a description of its reasonable country of origin inquiry and, if applicable, its due diligence measures.

The Report presented herein is not required to be audited for the year ended December 31, 2013.

1. Company Overview

This Report has been prepared by OM Group, Inc. (herein referred to as “OM Group,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and entities that we are required to consolidate for financial statement purposes1. It does not include the activities of entities that we are not required to consolidate. We conducted an analysis to determine if our products contained 3TG for the period reported. Our data supported the conclusion that certain products contained 3TG for the period ending December 31, 2013.

1.1     Supply Chain

OM Group purchases raw materials in the form of unprocessed, non-engineered powders and liquids that we use to manufacture our products, and components in the form of subassemblies that are combined with other items to manufacture our products. We do not purchase directly from mines or smelters. We rely on our direct suppliers to provide information on the origin of the 3TG contained in raw materials and components supplied to us – including sources of 3TG that are supplied to them from upstream suppliers.

Our approach was to conduct a survey of the suppliers who sell us raw materials or components containing 3TG. We were unable to determine the country of origin of all the 3TG in our products. For that reason, we submitted this Report as an Exhibit to our Form SD. Because of our diversity of products, the complexity of our products, and the depth, breadth, and intricacy of our supply chain, it is difficult to identify all of our suppliers that are upstream from our direct suppliers. Accordingly, we support industry-wide initiatives that promote supply chain transparency (defined in Section 3.2(a)(ii) below).

In accordance with the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2nd edition) and the related OECD Supplement on Tin, Tantalum and Tungsten as well as the OECD Supplement on Gold (collectively, the “OECD Guidance”) and the Conflict Minerals Rule, this Report is made publicly available on our website www.omgi.com under “Investor Relations/Corporate Governance/Conflict Minerals.”

1 This Report does not include information about operations divested in 2013.

Exhibit 1.02

1.2    Conflict Minerals Policy

We adopted a Conflict Minerals Policy (“Policy”) in 2013. The Policy communicates OM Group’s commitment to sourcing raw materials and components from companies that share our values around human rights, ethics and environmental responsibility. The Policy also communicated OM Group’s commitments to meeting the goals and objectives of the Conflict Minerals Rule. For additional information about our commitment to responsible sourcing and other human rights, see our Code of Conduct and Ethics, our Human Rights Policy and our Conflict Minerals Policy on our website at: www.omgi.com under “Investor Relations/Corporate Governance.”

2. RCOI

We made inquiries of the suppliers of our necessary conflict minerals (individually a “3TG Supplier” and collectively “3TG Suppliers”) by using a standardized survey template prepared by the Electronic Industry Citizenship Coalition® (“EICC®”) and The Global e-Sustainability Initiative (“GeSI”), known as the Conflict Free Sourcing Initiative Reporting Template (“CFSI Template”) to gather data about the suppliers’ source of 3TG. We sent a CFSI Template to our 3TG Suppliers together with information about the Conflict Minerals Rule and referred them to further guidance on the EICC and CFSI websites. Responses from the 3TG Suppliers came to us in the form of completed CFSI Templates and correspondence.

Survey responses were reviewed and analyzed by us for accuracy and completeness. Initial survey results indicated that OM Group purchased 3TG from at least one smelter which may source 3TG from the covered countries. Since some of our 3TG may come from the covered countries, we are required to perform due diligence on the source and chain of custody of such conflict minerals.
3.    Due Diligence

3.1    Due Diligence - Design

Our due diligence measures were designed to conform, in all material respects, to the framework in the OECD Guidance. The OECD Guidance provides a framework for us to analyze our 3TG supply chain by engaging directly with our suppliers, asking specific questions relating to the source of their 3TG materials, thoughtfully reviewing supplier responses, and specifically identifying red flags that could require additional follow up with suppliers.
3.2    Due Diligence - Measures Performed

(a)	Strong Company Management Systems

OM Group has several data control systems within its business segments, including SAP, WERCS, PLEX and other ISO Systems, that were used to analyze which suppliers were 3TG Suppliers.

i)	Internal Teams

We established a Conflict Minerals Team at the corporate office and at each business segment to address our use of conflict minerals (the “Conflict Minerals Team”). At the corporate office, the Conflict Minerals Team included members of internal audit, finance and the legal department. At our business segments, the Conflict Minerals Team included on-site legal, purchasing, quality control and environmental, health and safety personnel. The business segment members of the Conflict Minerals Team were responsible for implementing our conflict minerals compliance and were led by senior managers at each business segment.

ii)	Control systems

As we do not have direct relationships with 3TG smelters, we rely upon the following industry-wide initiatives to disclose upstream suppliers in the supply chain: the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) Conflict Free Sourcing Initiative (CFSI), the ITRI Tin Supply Chain

Exhibit 1.02

Initiative (iTSCi) and the Public Private Alliance for Responsible Minerals Trade (PPA) (the “Industry-Wide Initiatives”).

Controls include, but are not limited to, our Code of Conduct and Ethics which outlines expected behaviors for all our employees and our Policy which includes expectations of our suppliers.

iii)	Supplier Engagement

We communicated with our 3TG Suppliers. We sent a CFSI Template to our 3TG Suppliers, together with information about the Conflict Minerals Rule and referred them to compliance guidance on the EICC and CFSI websites.

iv)	Grievance Mechanisms

Our Code of Conduct and Ethics outlines several ways to report non-compliance with all company policies, and it is published on our website at www.omgi.com. Reports of compliance shortfall can be directed to our CEO and our Lead Director, whose contact information is set forth in the Code of Conduct and Ethics. Employees can also use our company-wide anonymous reporting tool, which is communicated in local languages to employees, posted on our internal website and referenced in the Code of Conduct and Ethics. We encourage a culture of compliance by publicly providing the high-level mechanism for non-employees to reach our leaders and by making the anonymous reporting tool available to our employees.

v)	Maintain Records

We have record retention requirements in place for all compliance programs, and we have communicated these retention requirements to our Conflict Minerals Team. Our record retention schedule is also posted on our internal website available to all employees.

(b) Identify and Assess Risk in our Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify suppliers upstream from our direct suppliers. We rely on the Industry-Wide Initiatives to help us do so. We identified 3TG Suppliers for the year ended December 31, 2013 and communicated directly with those suppliers. We sent a CFSI Template to our 3TG Suppliers, provided detailed information about the Conflict Minerals Rule and referred them to compliance guidance on the EICC and CFSI websites.

We relied on our 3TG Suppliers to provide us with information about the source of 3TG contained in the raw materials and/or components supplied to us. Our 3TG Suppliers are similarly reliant upon information provided by their suppliers. Several of our 3TG Suppliers are also SEC registrants and subject to the Conflict Minerals Rule.

The Conflict Minerals Team identified specific red flags set forth in the OECD Guidance that we believed were relevant to our business segments, and then created a document to guide our members of the Conflict Minerals team at each business segment when reviewing 3TG Supplier responses. Members of the Conflict Minerals Team at each business segment examined each survey submitted by a 3TG Supplier, scrutinized it for inaccuracies, inconsistencies and the red flags set forth in our written guidance. Reviewers at each business segment then sent the supplier review documentation to the Conflict Minerals Team at the corporate office for another level of review, further discussion and consolidation. Executive management was briefed about the results of our compliance efforts on a regular basis. We used the review process to identify which 3TG Suppliers need to provide additional information, and then worked directly with those suppliers to obtain more detailed responses.

The Conflict Minerals Team compiled a smelter list from the 3TG Supplier information received by our business segments. The Conflict Free Smelter Initiative (“CFSI”) sponsors a Conflict-Free Smelter Program (“CFSP”) which maintains list of smelters that have passed conflict-free sourcing audits. We have cross-

Exhibit 1.02

referenced our smelter list against the CFSP list published on the CFSI website, specifically concentrating on those 3TG Suppliers who may have purchased 3TG from covered countries.

(c) Design and Implement a Strategy to Respond to Risks in our Supply Chain

In response to our risk assessment described in 3.2(b) above, we implemented a risk management plan, through which the Conflict Minerals compliance program was designed, and is managed and monitored. Updates on the compliance program are provided regularly to executive management.

We also rely on the Industry-Wide Initiatives by using the CFSI Template to gather data from our suppliers, by referring suppliers to the EICC and CFSI websites for compliance guidance, FAQs and educational materials, and by using the CFSP to help us determine which of our smelters source conflict–free 3TG.

As part of our risk management plan, we have taken steps to ensure that our Company, our suppliers and our customers understand the Conflict Minerals Rule, reporting obligations under the Rule and our expectations regarding OM Group’s 3TG supply chain. Members of the Conflict Minerals Team have attended multiple training sessions in order to become familiar with the requirements of the Conflict Minerals Rule. We have consulted with professional advisors about, and we have undertaken independent research of, our requirements to comply with the Rule and we receive regular legal and regulatory updates concerning the Rule from our professional advisors. We have delivered guidance and training on the Conflicts Minerals Rule to the business segment members of our Conflicts Mineral Team. Executive management and our Board of Directors have been provided with regular updates on the structure and progress of our compliance program.

Our expectations under our risk management plan have been conveyed to our suppliers and we have educated them on the requirements of the Conflict Minerals Rule, by circulating the CFSI Template, by providing them access to additional resources available on the EICC and CFSI websites, and by disseminating our Policy. Our Policy is publicly available on our external website at www.omgi.com under “Investor Relations/Corporate Governance/Conflict Minerals.” As described in our Policy, we encourage our 3TG Suppliers who supply us with conflict minerals to establish a source of 3TG that does not support conflict and we encourage our suppliers to extend the policy to their suppliers.

(d)     Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters, and we do not perform or direct audits of these entities within our supply chain. We support audits through reliance on the CFSP program.

(e)     Report Annually On Supply Chain Due Diligence

This Conflict Minerals Report is filed with the SEC and available on our website at www.omgi.com under “Investor Relations/Corporate Governance/Conflict Minerals.”

3.3 Due Diligence Results

(a)    Survey – Information Requests

We conducted a survey of our 3TG Suppliers using the CFSI Template. The CFSI Template was developed to facilitate the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized. It includes questions regarding a supplier’s conflict minerals policy, engagement with its direct suppliers, and a listing of the smelters and refiners the supplier and its direct suppliers use. In addition, the CFSI Template contains questions to elicit information about the origin of 3TG they supply to us, as well as their due diligence process and results. Written instructions and recorded

Exhibit 1.02

training that illustrate the use of the tool are available on the EICC and CFSI websites. The CFSI Template is being used by many companies in their due diligence processes related to conflict minerals.

(b)    Survey Responses

Responses included the names of many smelters. We compared these smelters to the CFSP list of smelters and where a supplier indicated that the smelting facility was certified as conflict-free, we ensured that the facility was listed by CFSP. We support the refinement and expansion of the CFSP list of participating smelters, and we fully support facility audits under the CFSP. The responses received from our 3TG Suppliers provided data that led us to conclude that we are unable to determine the source of all of our 3TG at this time.

(c)     Efforts to determine mine or location of origin

We have determined that seeking information about 3TG smelters from our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. We have asked our 3TG Suppliers to provide us the information we need to make this assessment. We have requested that they ask their suppliers to do the same. We look to the OECD Guidance and the CFSP program to help us structure these efforts.

(d)    Smelters and Countries of Origin

Despite our due diligence efforts and engagement with our 3TG Suppliers, we do not have sufficient information to determine all of the smelters or the countries of origin of all the 3TG in our products. Several of our 3TG Suppliers identified the Malaysian Smelting Corporation as a source of tin. The Malaysian Smelting Corporation has publicly reported that approximately 15-20% of the tin that it produces may be sourced from one of the covered countries but does not identify which countries. We have confirmed that this smelter is on the CFSP list certifying that its tin sources do not support conflict.

4. Future Steps to Address Risk

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We expect to continue with and enhance our efforts to mitigate the risk that 3TG in our products is not responsibly sourced. To do so, we expect to Continue supplier communications to help them understand the requirements of the Conflict Minerals Rule and to explain our compliance program.

•	Provide our 3TG Suppliers with additional educational and training resources to increase the response rate and improve the quality of the responses, as needed.

•	Encourage our 3TG Suppliers to participate in the CFSP.